UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 20

1.	Names of reporting persons. Ernest Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 7,170,999 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 7,170,999 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.7% (3)
14.	Type of reporting person (see instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 3 of 20

1.	Names of reporting persons. The Ruby Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 229,135 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 229,135 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person (see instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 4 of 20

1.	Names of reporting persons. Chad Richison
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 12,646,329 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,646,329 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 22.0% (3)
14.	Type of reporting person (see instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 5 of 20

1.	Names of reporting persons. SR-EGI, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 1,647,742 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,647,742 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.9% (3)
14.	Type of reporting person (see instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 6 of 20

1.	Names of reporting persons. Shannon Rowe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 1,647,742 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,647,742 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.9% (3)
14.	Type of reporting person (see instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 7 of 20

1.	Names of reporting persons. WK-EGI, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 879,877 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 879,877 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.6% (3)
14.	Type of reporting person (see instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 8 of 20

1.	Names of reporting persons. William X. Kerber, III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 1,348,175 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,348,175 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.4% (3)
14.	Type of reporting person (see instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 9 of 20

1.	Names of reporting persons. Jeffrey D. York
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 1,370,391 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,370,391 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.4% (3)
14.	Type of reporting person (see instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 10 of 20

1.	Names of reporting persons. ELK II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 40,093 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 40,093 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.1% (3)
14.	Type of reporting person (see instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 11 of 20

1.	Names of reporting persons. SLY II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 40,093 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 40,093 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.1% (3)
14.	Type of reporting person (see instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 12 of 20

1.	Names of reporting persons. Lenox Capital Group, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 62,186 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 62,186 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.1% (3)
14.	Type of reporting person (see instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 13 of 20

1.	Names of reporting persons. Robert J. Levenson
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,718,366 (1)
	9.	Sole dispositive power 313,559 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 313,559 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.6% (3)
14.	Type of reporting person (see instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,848,094 shares of Common Stock outstanding as of January 30, 2015, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed by the Issuer with the SEC on February 26, 2015, as adjusted to reflect the vesting of 2,712,479 shares of restricted stock on March 2, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

This Amendment No. 3 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2014 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (as defined below) of shares of Common Stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Effective March 6, 2015, Welsh, Carson, Anderson & Stowe X, L.P. and WCAS Capital Partners IV, L.P. made a pro rata in-kind distribution of an aggregate of 4,947,427 and 52,573 shares of Common Stock, respectively, to their general and limited partners. The general partners of Welsh, Carson, Anderson & Stowe X, L.P. and WCAS Capital Partners IV, L.P., which received an aggregate of 3,836,762 of such shares, executed a joinder to the Stockholders Agreement. The number of shares of Common Stock reported as beneficially owned by each of the Reporting Persons reflects these transactions.

Effective March 9, 2015, pursuant to the Settlement Agreement, Mr. Richison completed the initial transfer of 425,000 shares of Common Stock of the Issuer to his Former Spouse.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of March 10, 2015, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Ernest Group, Inc.	7,170,999		12.7%	0	38,718,366	(1)	7,170,999	(2)	0
The Ruby Group, Inc.	229,135		0.4%	0	38,718,366	(1)	229,135	(2)	0
Chad Richison	12,646,329	(3)	22.0%	0	38,718,366	(1)	12,646,329	(2)	0
SR-EGI, Inc.	1,647,742		2.9%	0	38,718,366	(1)	1,647,742	(2)	0
Shannon Rowe	1,647,742	(4)	2.9%	0	38,718,366	(1)	1,647,742	(2)	0
WK-EGI, Inc.	879,877		1.6%	0	38,718,366	(1)	879,877	(2)	0
William X. Kerber, III	1,348,175	(5)	2.4%	0	38,718,366	(1)	1,348,175	(2)	0
Jeffrey D. York	1,370,391	(6)	2.4%	0	38,718,366	(1)	1,370,391	(2)	0
ELK II 2012 Descendants’ Trust u/a dated December 26, 2012	40,093	(7)	0.1%	0	38,718,366	(1)	40,093	(2)	0
SLY II 2012 Descendants’ Trust u/a dated December 26, 2012	40,093	(7)	0.1%	0	38,718,366	(1)	40,093	(2)	0
Lenox Capital Group, LLC	62,186		0.1%	0	38,718,366	(1)	62,186	(2)	0
Robert J. Levenson	313,559	(8)	0.6%	0	38,718,366	(1)	313,559	(2)	0

(1)	Consists of (a) 5,246,195 shares of Common Stock owned by Mr. Richison, including 932,798 shares of restricted stock, (b) 7,170,999 shares of Common Stock owned by Ernest Group, (c) 229,135 shares of Common Stock owned by The Ruby Group, (d) 16,979,027 shares of Common Stock owned by Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS X”), (e) 170,811 shares of Common Stock owned by WCAS Management Corporation (“WCASM”), (f) 180,425 shares of Common Stock owned by WCAS Capital Partners, IV, L.P. (“WCAS Capital IV”), (g) 3,783,661 shares of Common Stock owned by certain general partners of WCAS X and WCAS Capital IV, excluding shares owned by WCAS Management Corporation, (h) 1,647,742 shares of Common Stock owned by SR-EGI, (i) 468,298 shares of Common Stock owned by Mr. Kerber, including 151,120 shares of restricted stock, (j) 879,877 shares of Common Stock owned by WK-EGI, (k) 1,370,391 shares of Common Stock owned by Mr. York, including 153,476 shares of restricted stock, (l) 251,373 shares of Common Stock owned by Mr. Levenson, (m) 40,093 shares of Common Stock owned by ELK Trust, (n) 40,093 shares of Common Stock owned by SLY Trust, (o) 62,186 shares of Common Stock owned by Lenox Capital and (p) 198,060 shares of Common Stock owned by the Estate of Richard Aiello. Given the terms of the Stockholders’ Agreement (defined herein), the parties thereto and their affiliates, including the Reporting Persons and the Estate of Richard Aiello, may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Includes 932,798 shares of restricted stock, 7,170,999 shares of Common Stock owned by Ernest Group and 229,135 shares of Common Stock owned by The Ruby Group. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by Ernest Group and The Ruby Group.
(4)	Represents shares of Common Stock owned by SR-EGI. Ms. Rowe is the sole director of SR-EGI and SR-EGI is wholly owned by Ms. Rowe and certain trusts for the benefit of Ms. Rowe’s children. Ms. Rowe may be deemed to beneficially own the shares of Common Stock owned by SR-EGI.
(5)	Includes 151,120 shares of restricted stock and 879,877 shares of Common Stock owned by WK-EGI. Mr. Kerber is the sole director of WK-EGI and WK-EGI is wholly owned by Mr. Kerber and certain trusts for the benefit of Mr. Kerber’s children. Mr. Kerber may be deemed to beneficially own the shares of Common Stock owned by WK-EGI.
(6)	Includes 153,476 shares of restricted stock.
(7)	Mr. Levenson is the settlor of the ELK Trust and the SLY Trust and disclaims beneficial ownership of the shares held by these trusts. Neither the filing of this Schedule 13D nor anything herein shall be deemed an admission that Mr. Levenson is the beneficial owner of shares held by the ELK Trust and the SLY Trust.
(8)	Includes 62,186 shares of Common Stock owned by Lenox Capital. Mr. Levenson is the managing member of Lenox Capital.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D.

York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among the Issuer, Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.5	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: March 10, 2015

ERNEST GROUP, INC.

By:	*
	Name:	Chad Richison
	Title:	Director

THE RUBY GROUP, INC.

By:	*
	Name:	Chad Richison
	Title:	Director

CHAD RICHISON

*

SR-EGI, INC.

By:	*
	Name:	Shannon Rowe
	Title:	Director

SHANNON ROWE

*

WK-EGI, INC.

By:	*
	Name:	William X. Kerber, III
	Title:	Director

WILLIAM X. KERBER, III

*

JEFFREY D. YORK

*

ELK II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	*
	Name:	Steven S. Elbaum
	Title:	Trustee

SLY II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	*
	Name:	Steven S. Elbaum
	Title:	Trustee

LENOX CAPITAL GROUP, LLC

By:	*
	Name:	Robert J. Levenson
	Title:	Managing Member

ROBERT J. LEVENSON

*

*By:	/s/ Chad Richison
Chad Richison
Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among the Issuer, Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.5	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014)

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed		Price Per Share		Description of Transaction
03/09/2015	Chad Richison	—	425,000	(1)		(2)	Transfer of Common Stock pursuant to the Settlement Agreement

(1)	Represents shares of Common Stock owned by Mr. Richison.
(2)	Mr. Richison transferred shares of Common Stock to his Former Spouse pursuant to the terms of the Settlement Agreement.